

June 12, 2012

Via E-mail
Mr. Dennis Baldwin
Senior Vice President and Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

> **RE: KBR, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed April 25, 2012**
> **Response dated May 17, 2012**
> **File No. 1-33146**

Dear Mr. Baldwin:

We have reviewed your response letter dated May 17, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations, page 20

1. In future filings, please state the fact that you have experienced security incidents. Currently, your disclosure suggests that no such incidents have occurred. You may include language, similar to your response, that describes the severity and frequency.

You may contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director